Exhibit 21.1

List of subsidiaries of Algoma Steel Group Inc.

1.	Algoma Steel Holdings Inc.
2.	Algoma Merger Sub, Inc.
3.	Algoma Steel Intermediate Holdings Inc.
4.	Algoma Steel Inc.
5.	Algoma Steel USA Inc.
6.	Algoma Docks GP Inc.
7.	Algoma Docks Limited Partnership